Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

Fourth Quarter 2016 Earnings Presentation February 6, 2017

Cautionary Statements Regarding Forward-Looking Information This presentation contains certain statements regarding intentions, beliefs and expectations or predictions, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to anticipated expenses, expected tax rate, future share repurchases, planned capital expenditures, the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats, and the anticipated effects of the transaction. The actual timing of the completion of the proposed transaction could differ materially from those projected or forecast in the forward-looking statements. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE Holdings’ ability to maintain an investment grade credit rating; risks relating to the value of CBOE Holdings’ shares to be issued in the transaction; disruptions of CBOE Holdings’ and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE Holdings’ and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE Holdings and Bats; and other factors described in the Risk Factors sections of (i) the definitive joint proxy statement/prospectus dated December 9, 2016, which was filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2016, (ii) CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, (iii) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 2, 2016, (iv) CBOE Holdings’ quarterly report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 8, 2016, and in other filings made by CBOE Holdings and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE Holdings’ ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE Holdings and Bats operate; CBOE Holdings’ and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings’ or Bats’ exchanges; each of CBOE Holdings’ and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE Holdings’ and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE Holdings’ and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Additional Information Regarding the Transaction and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. This presentation relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Trademarks CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks, and WeeklysSM and CBOE VestSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services, LLC and have been licensed for use by CBOE. All other trademarks and service marks are the property of their respective owners.

Agenda Strategic Review Edward Tilly Chief Executive Officer Financial Review Alan Dean Executive Vice President, CFO and Treasurer Questions and Answers Edward Tilly Alan Dean Edward Provost President and Chief Operating Officer John Deters Chief Strategy Officer and Head of Corporate Initiatives

Strategic Review Edward Tilly CEO

Trading in our proprietary index suite up 14% in 4Q16 vs 4Q15 4Q16 adjusted diluted EPS of $0.63 on revenue of $163 million Fourth consecutive year of record index trading with new highs in SPX options and VIX futures Total ADV up 14% in 4Q16 vs 4Q15 Index options up 13%; VIX futures up 26% Growth in Proprietary Index Suite Continues to Drive Revenue and Earnings 1.55 1.81 1.69 1.64 1.74 0.19 0.22 0.26 0.24 0.24 4Q15 1Q16 2Q16 3Q16 4Q16 Index Options VIX Futures Quarterly ADV for Index Suite: Index Options and VIX Futures (in millions) 1.74 1.95 2.03 1.88 1.98 1.22 1.48 1.61 1.62 1.72 0.09 0.16 0.20 0.21 0.24 2012 2013 2014 2015 2016 Index Options VIX Futures Annual ADV for Index Suite : Index Options and VIX Futures (in millions) 1.64 1.83 1.81 1.31 1.96

Key Events in Roadmap to Completion Sept. 26: Execution of merger agreement announced Nov. 18: Notice of early termination of waiting period under HSR received Dec. 12: Definitive joint proxy statement/prospectus filed with the SEC Jan. 17: CBOE and Bats shareholder approval CBOE and Bats continue to work on other required regulatory clearances and approvals Transaction expected to close by end of first quarter 2017 Expand and diversify CBOE’s product line across new asset classes - cash equities, ETPs and foreign exchange Broaden CBOE’s global reach with Bats’ market-leading pan-European presence Diversify revenue stream Leverage Bats’ proven technology Enhance strong growth and margin profile Strengthening CBOE’s Global Position in Innovative, Tradable Products and Services Bats acquisition expected to:

CBOE and Bats combination expected to influence entire value chain throughout the product development and trading cycle Positioning to Better Meet Needs of Growing Index-Based Investing Market Product Listing Product Trading Market Data Generation Market Data Packaging Product Design

Better Positioned to Capitalize on Major Industry Trends ¹Source: Third-party report Potential to Develop Ongoing Value-Added Relationships Industry-Defining Trends ETPs account for 30% of total dollar-value traded in U.S. cash equity markets¹ ETP assets stand at $2.5 trillion, 10% of U.S. stock market capitalization¹ Sophisticated strategies packaged into simple and cost-effective listed products Volume in “alternative” ETPs, including volatility products, has doubled in the past 3 years¹ ETP options trading increased 7% in 2016; 10% decline in U.S. equity options volume Index-based listed products, driving demand for indexing services Extending our reach via Bats’ global platform Leveraging our multi-asset class product line Global-macro themed trading strategies

Expanding Options and Volatility Trading CBOE Vest Financial provides access to innovative Target Outcome Investment strategies CBOE VEST Financial continues to expand its product offering Launched three mutual funds, each focusing on unique targeted investment outcomes Downside protection Enhanced growth Income generation Uniquely positioned to lead the options space in target-based outcome investing with combined expertise of Vest and CBOE

Hosted second RMC Asia in Hong Kong in November 2016 Attendance nearly doubled from previous year 33rd annual CBOE RMC U.S. to start March 8th in Dana Point, CA 6th annual CBOE RMC Europe will be held September 11-13, outside of London Expanding Our Global Customer Base and Product Line Investor education and collaboration with end-users goes hand-in-hand with successful product development

CBOE’s Strategic Initiatives Transaction Aligns With Strategy Develop unique products Strengthens CBOE’s global position in innovative, tradable products and services Expand our customer base Broadens geographic reach and enables company to build on relationships with market participants Form strategic partnerships that enhance and complement our core business Enhances CBOE’s position as the go-to partner to execute on innovative products and services Enhancing CBOE’s Growth Opportunities

Financial Review Alan Dean EVP, CFO and Treasurer

4Q16 Financial Overview (in millions, except EPS and RPC) 4Q16 4Q15 $ Change % Change Adjusted Operating Revenues¹ $163.2 $154.0 $9.2 6% Adjusted Operating Expenses¹ 83.4 80.1 3.3 4% Adjusted Operating Income¹ $ 79.8 $ 73.9 $5.9 8% Adjusted Operating Margin %¹ 48.9% 48.0% 90 bps Adjusted Net Income Allocated to Common Stockholders¹ $ 51.5 $ 48.9 $2.6 5% Adjusted Diluted EPS¹ $ 0.63 $ 0.59 $0.04 7% Total ADV 4.85 4.25 14% Revenue per Contract $0.377 $0.408 $0.031 -8% ¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.”

Operating Revenue Increase Driven by Higher Trading Volume Transaction fees up $4.6MM 13% increase in trading volume 8% decrease in RPC Higher volume discounts and incentives Adjusted Operating Revenue¹ (in millions) 4Q16 4Q15 % Chg Transaction fees $115.4 $110.8 4% Access fees 12.9 13.2 -2% Exchange services and other fees 12.0 11.8 2% Market data fees 8.8 7.3 21% Regulatory fees² 9.0 8.2 10% Other revenue¹ 5.1 2.7 89% Total Adjusted Operating Revenue¹ $163.2 $154.0 6% ¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.” ²Regulatory fees can only be used to cover expenses for the company’s regulatory functions Key drivers:

RPC Decrease Primarily Reflects Higher Volume Discounts and Incentives Trading volume mix and RPC 4Q15 versus 4Q16 Equity 30.8% ETPs , 28.4% Index , 35.9% Futures 4.9% Equity 33.8% ETPs , 25.3% Index , 36.5% Futures 4.4% $1.683 $0.311 $0.712 $0.083 $0.053 4Q16 RPC $0.377

Proprietary Products Account for Growing Percentage of Transaction Fee Revenue Index options and futures contracts accounted for 89.4% of transaction fees in 4Q16 vs 83.1% in 4Q15 18.3% 21.7% 19.2% 21.8% 64.8% 67.7% 63.7% 66.4% 8.9% 6.3% 9.1% 6.7% 8.0% 4.3% 8.0% 5.1% 4Q15 4Q16 2015 2016 Mix of Transaction Fee Revenue Futures Index ETPs Equity

Other Operating Revenue Drivers Market data fees up $1.5MM Increase in OPRA revenue allocated to CBOE Increase in revenue derived from CBOE’s proprietary index values Other revenue up $2.4MM Higher fines assessed Adjusted Operating Revenue¹ (in millions) 4Q16 4Q15 % Chg Transaction fees $115.4 $110.8 4% Access fees 12.9 13.2 -2% Exchange services and other fees 12.0 11.8 2% Market data fees 8.8 7.3 21% Regulatory fees² 9.0 8.2 10% Other revenue¹ 5.1 2.7 89% Total Adjusted Operating Revenue¹ $163.2 $154.0 6% ¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.” ²Regulatory fees can only be used to cover expenses for the company’s regulatory functions

Ongoing Focus on Expense Management Key drivers: Compensation and benefits up $2.2MM Royalty fees up $2.3MM Travel and promotional expenses up $0.8MM Depreciation and amortization down $2.4MM Adjusted Operating Expenses¹ (in millions) 4Q16 4Q15 % Chg Compensation and benefits¹ $29.0 $26.8 8% Depreciation and amortization¹ 9.8 12.2 -20% Technology support services 5.5 5.2 6% Professional fees and outside services¹ 12.7 12.9 -2% Royalty fees 20.1 17.8 13% Order routing 0.3 0.3 -- Travel and promotional 3.4 2.5 36% Facilities costs 1.4 1.4 -- Other expenses 1.2 0.9 33% Total Adjusted Operating Expenses¹ $83.4 $80.1 4% ¹Adjusted to reflect the impact of certain items. See appendix for “Non-GAAP Information.” Total may not foot due to rounding.

Key drivers: Core Operating Expenses¹ (in millions) 4Q16 4Q15 % Chg Compensation and benefits¹ $29.0 $26.8 8% Technology support services 5.5 5.2 6% Professional fees and outside services¹ 12.7 12.9 -2% Travel and promotional 3.4 2.5 36% Facilities costs 1.4 1.4 -- Other expenses 1.2 0.9 33% Total $53.2 $49.7 7% Compensation and benefits up $2.2MM Increase in incentive-based compensation, aligned with financial performance Travel and promotional expenses up $0.8MM Higher costs for advertising and special events Core Operating Expenses Up 7% in 4Q16 vs 4Q15 ¹Adjusted to reflect the impact of certain items. See appendix for “Non-GAAP Information.” Total may not foot due to rounding.

Volume-Based Expenses Royalty fees up $2.3MM Higher trading volume in licensed products in 4Q16 versus 4Q15 Index complex volume up 12% Index options volume up 11% VIX futures volume up 24% Average royalty fee per licensed contract traded $0.161 for 4Q16 and 4Q15 Volume-Based Expenses (in millions) 4Q16 4Q15 % Chg Royalty fees $ 20.1 $ 17.8 13% Order routing 0.3 0.3 -- Total $ 20.4 $ 18.1 13%

4Q16 Financial Review Investment and other income Investment and other income of $5.1 million in 4Q16, up $1.6 million versus 4Q15 Increase in dividend recognized from the Options Clearing Corporation (OCC) Tax rate 4Q16 effective tax rate of 39.8% 4Q15 effective tax rate of 36.7% Increase in uncertain tax positions in 2016 Decrease in uncertain tax positions in 2015

Enhancing Shareholder Value ’12 - ’16 CAGR 4% Strong cash flow generation and disciplined approach to managing cash Generated $230 million in operating cash flow Net income includes $19.3 million pre-tax in acquisition-related costs Cash of $97 million at Dec. 31, 2016 Capital outlays: $44 million for capital expenditures $79 million to pay dividends $65 million to repurchase shares¹ $97 million available under share repurchase program at Dec. 31, 2016 ¹Includes stock purchased under repurchase plan and from employees $201 $224 $263 $245 $230 2012 2013 2014 2015 2016 Operating Cash Flow ($ in millions)

2017 Full-Year Guidance As of February 6, 2017 ($ in millions) 2017 Full-Year Guidance 2016 Actual Core operating expenses $214 to $218 $208 Stock-based compensation, including $13.0 in accelerated stock-based compensation¹ $27.5¹ $14.5² Depreciation and amortization $40 to $42 $44 Capital expenditures $46 to $48 $44 Effective tax rate 38.5% to 39.5% 39.4% 1Stock-based compensation expense, included in compensation and benefits expense, includes $13.0 of accelerated stock-based compensation, which CBOE Holdings plans to include in its non-GAAP reconciliation. Approximately $12.0 of the accelerated stock-based compensation is expected to be recognized in the first quarter of 2017. The increase in accelerated stock based compensation versus 2016, is due to a planned change in the retirement vesting schedule for equity award grants. ²Includes $0.9 in accelerated stock-based compensation.

Expect to maintain a strong balance sheet and flexibility for: Capital expenditures Dividend payments Opportunistic share repurchases Other strategic initiatives Committed to Long-Term Value Creation for Shareholders $47 $50 $45 $168 $132 $61 2011 2012 2013 2014 2015 2016 Cash Used Under Share Repurchase Plan ($ in millions) $0.10 $0.12 $0.15 $0.18 $0.21 $0.23 $0.25 2010 2011 2012 2013 2014 2015 2016 Change in Quarterly Dividend Rate Per Share

Questions & Answers

Appendix Materials

Focused on executing strategic initiatives while effectively managing expenses and deploying capital Strong Track Record of Organic Growth ¹Adjusted to reflect the impact of certain items. See appendix for “Non-GAAP Information.” $512 $572 $617 $633 $645 2012 2013 2014 2015 2016 Adjusted Operating Revenue¹ (in millions) $1.69 $2.03 $2.28 $2.40 $2.42 2012 2013 2014 2015 2016 Adjusted Diluted EPS¹ 48.7% 50.8% 51.6% 50.3% 48.8% 2012 2013 2014 2015 2016 Adjusted Operating Margin¹ 4,537 4,713 5,259 4,658 4,701 2012 2013 2014 2015 2016 Total ADV (in thousands)

¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.” Optimistic About Long-Term Growth Prospects $0.20 $0.25 $0.30 $0.35 $0.40 $0.45 $0.50 $0.55 $0.60 $0.65 $0.70 $0.75 $0.80 $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Adjusted Operating Revenue and Adjusted Diluted EPS¹ ($ in millions, except EPS) Adjusted Operating Revenue Adjusted Diluted EPS

2016 Financial Overview (in millions, except EPS and RPC) Year Ended 12/31/16 Year Ended 12/31/15 $ Change % Change Adjusted Operating Revenue¹ $645.1 $632.5 $12.6 2% Adjusted Operating Expenses¹ 330.4 314.6 15.8 5% Adjusted Operating Income¹ $314.7 $317.9 -$3.2 -1% Adjusted Operating Margin %¹ 48.8% 50.3% -150 bps Adjusted Net Income Allocated to Common Stockholders¹ $197.3 $198.9 -$1.6 -1% Adjusted Diluted EPS¹ $2.42 $2.40 $0.02 1% Total ADV 4.70 4.66 1% Revenue per Contract $0.391 $0.388 $0.003 1% ¹Adjusted to reflect the impact of certain items. See Appendix for “Non-GAAP Information.”

Proprietary Products Account for Growing Percentage of Transaction Fee Revenue Index options and futures contracts accounted for 88.2% of transaction fees in 2016, up from 50.6% in 2010 2.3% 4.6% 10.5% 15.9% 18.8% 19.2% 21.8% 48.3% 52.9% 57.2% 62.9% 63.0% 63.7% 66.4% 19.0% 19.9% 15.6% 11.0% 9.7% 9.1% 6.7% 30.4% 22.6% 16.7% 10.2% 8.5% 8.0% 5.1% 2010 2011 2012 2013 2014 2015 2016 Annual Mix of Transaction Fee Revenue Futures Index ETPs Equities

RPC Increase Primarily Due to Shift in Product Mix Trading Volume Mix & RPC 2015 vs 2016 Equity , 30.8% ETPs 27.5% Futures 5.1% S&P Indexes , 22.2% VIX 12.5% Other 1.9% Index 36.6% 2016 Trading Volume Mix $1.694 $0.328 $0.711 $0.130 $0.093 2015 RPC $0.388 $1.681 $0.322 $0.710 $0.095 $0.064 2016 RPC $0.391 Equity 33.5% ETPs 27.3% Futures 4.4% S&P Indexes , 20.6% VIX 12.3% Other 1.9% Index 34.8% 2015 Trading Volume Mix

CBOE and C2 Quarterly Options ADV (in millions) Quarterly Options ADV 1.60 1.60 1.77 1.91 2.17 1.81 1.85 1.94 1.81 1.53 1.48 1.43 1.45 1.36 1.48 1.49 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Equity Options (in millions) 1.11 1.64 1.32 1.33 1.50 1.39 1.42 1.71 1.37 1.22 1.43 1.08 1.30 1.24 1.27 1.38 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Options on ETPs (in millions) 1.50 1.54 1.38 1.49 1.75 1.47 1.48 1.76 1.40 1.45 2.07 1.55 1.81 1.69 1.64 1.74 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Index Options ( in millions) 4.21 4.78 4.47 4.73 5.42 4.67 4.75 5.41 4.58 4.20 4.98 4.06 4.56 4.29 4.39 4.62 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16

Growing Index Product Line S&P 500 Index (SPX) options, the most actively traded U.S. index options SPX ADV up 9% in 2016 Fourth consecutive year of record volume Added Wednesday- and Monday-expiring SPX Weeklys in 2016 Increases opportunities to trade SPX Wednesday expirations had ADV of 91,000 and Mondays had ADV of 61,000 in 2016 SPX Weeklys ADV up 14% in 2016 11th consecutive year of record volume *Includes SPX Weeklys 0% 5% 10% 15% 20% 25% 30% 35% 40% 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 2012 2013 2014 2015 2016 % of all SPX SPX Weeklys ADV Chart Title SPX Weeklys ADV Weeklys % of All SPX Total ADV Total ADV Total ADV SPX AM Settled SPX Weeklys by Year

Further Developing Current Products to Grow Index Complex CBOE Volatility Index (VIX) options and futures anchor volatility products VIX options ADV was up 3% from last year’s ADV VIX futures ADV was up 16% over 2015 12th consecutive ADV record Began overnight dissemination of VIX Index in 2016 Allows overseas investors to reference VIX during their regular trading hours 95 159 200 205 239 2012 2013 2014 2015 2016 VIX Options VIX Futures ADV (in thousands)

Over 11% of VIX futures traded during non-U.S. hours in 2016, up from 9% for 2015 Broadening Access to Proprietary Products ¹Extended hours to nearly 24X5 on June 22, 2014 *Hours in Central Time Zone Generally, on days when volatility spikes, overnight volume increases and accounts for a higher percentage of total VIX futures volume Traded record overnight volume of more than 264 thousand contracts on night of U.S. Presidential Election (Nov. 8, 2016)

CBOE Holdings Rolling 3-Month RPC 2016 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities* $0.095 $0.092 $0.085 $0.081 $0.075 $0.070 $0.063 $0.057 $0.050 $0.048 $0.051 $0.053 Exchange-traded products* 0.138 0.131 0.117 0.111 0.104 0.103 0.096 0.089 0.079 0.075 0.082 0.083 Indexes 0.738 0.733 0.720 0.706 0.698 0.701 0.704 0.706 0.707 0.709 0.711 0.712 Total options RPC 0.351 0.351 0.346 0.335 0.326 0.328 0.326 0.320 0.304 0.297 0.304 0.311 Futures 1.636 1.623 1.643 1.697 1.721 1.682 1.677 1.702 1.709 1.718 1.679 1.683 Total RPC 0.412 0.413 0.405 0.397 0.394 0.405 0.401 0.395 0.378 0.374 0.378 0.377 0.068 *Multiply-listed options (Equities and ETPs) $0.115 $0.110 $0.100 $0.095 $0.088 $0.086 $0.079 $0.072 $0.064 $0.061 $0.066 $0.068 2015 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.069 $0.070 $0.077 $0.077 $0.087 $0.093 $0.098 $0.104 $0.106 $0.105 $0.098 $0.097 Exchange-traded products 0.111 0.115 0.118 0.115 0.114 0.117 0.123 0.133 0.143 0.146 0.144 0.143 Indexes 0.702 0.704 0.712 0.707 0.701 0.697 0.702 0.703 0.709 0.706 0.718 0.726 Total options RPC 0.279 0.283 0.284 0.280 0.290 0.308 0.328 0.352 0.368 0.370 0.357 0.349 Futures 1.647 1.649 1.705 1.762 1.775 1.758 1.712 1.661 1.647 1.662 1.686 1.686 Total RPC $0.333 $0.340 $0.340 $0.336 $0.348 $0.368 $0.391 $0.416 $0.431 $0.432 $0.417 $0.408 2014 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.079 $0.079 $0.081 $0.082 $0.081 $0.079 $0.074 $0.076 $0.077 $0.078 $0.074 $0.068 Exchange-traded products 0.124 0.119 0.117 0.113 0.113 0.111 0.112 0.114 0.115 0.112 0.107 0.105 Indexes 0.664 0.667 0.669 0.674 0.674 0.670 0.671 0.677 0.680 0.690 0.692 0.696 Total options RPC 0.273 0.281 0.281 0.277 0.275 0.275 0.275 0.281 0.275 0.288 0.279 0.284 Futures 1.602 1.614 1.617 1.610 1.616 1.639 1.651 1.631 1.625 1.598 1.628 1.616 Total RPC $0.317 $0.329 $0.329 $0.325 $0.321 $0.322 $0.324 $0.336 $0.329 $0.344 $0.331 $0.340 2013 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Equities $0.149 $0.153 $0.140 $0.114 $0.094 $0.090 $0.082 $0.081 $0.077 $0.076 $0.076 $0.075 Exchange-traded products 0.194 0.181 0.155 0.127 0.119 0.119 0.121 0.122 0.123 0.124 0.126 0.125 Indexes 0.665 0.670 0.671 0.679 0.674 0.675 0.670 0.671 0.669 0.666 0.666 0.666 Total options RPC 0.340 0.341 0.333 0.308 0.295 0.289 0.282 0.278 0.273 0.278 0.275 0.275 Futures 1.484 1.560 1.618 1.598 1.594 1.544 1.544 1.533 1.559 1.548 1.556 1.565 Total RPC $0.376 $0.382 $0.378 $0.357 $0.341 $0.334 $0.324 $0.321 $0.315 $0.320 $0.315 $0.316

Quarterly Core Operating Expenses¹ ($ in thousands) 4Q 2016 % rev 3Q 2016 % rev 2Q 2016 % rev 1Q 2016 % rev 4Q 2015 % rev 3Q 2015 % rev 2Q 2015 % rev 1Q 2015 % rev 4Q 2014 % rev 3Q 2014 % rev 2Q 2014 % rev 1Q 2014 % rev 4Q 2013 % rev 3Q 2013 % rev 2Q 2013 % rev 1Q 2013 % rev 4Q 2012 % rev 3Q 2012 % rev 2Q 2012 % rev 1Q 2012 % rev 4Q 2011 % rev 3Q 2011 % rev 2Q 2011 % rev 1Q 2011 % rev 4Q 2010 % rev 3Q 2010 % rev 2Q 2010 % rev 1Q 2010 % rev 4Q 2009 % rev 3Q 2009 % rev Total Operating Expenses $88,139 54% $90,557 58% $85,361 53% $82,849 51% $80,052 52% $85,925 43% $75,355 51% $73,286 51% $79,525 48% $73,826 50% $74,226 52% $75,847 48% $69,231 49% $68,316 50% $75,414 50% $73,275 51% $70,325 54% $67,458 53% $66,480 50% $63,977 53% $67,529 56% $68,638 48% $63,838 53% $66,507 54% $65,537 62% $71,082 67% $70,792 63% $62,352 62% $64,152 53% $65,197 66% Less: Depreciation and amortization 10,066 6% 10,200 7% 12,259 8% 11,851 7% 12,202 8% 12,394 7% 11,275 8% 10,402 7% 11,053 7% 10,361 7% 9,895 7% 8,604 5% 9,108 6% 8,476 6% 8,622 6% 8,282 6% 6,210 5% 8,634 7% 8,320 6% 8,320 7% 7,506 6% 8,897 6% 8,996 7% 8,696 7% 8,190 8% 7,099 7% 7,301 6% 7,301 7% $6,859 6% $6,884 7% Compensation and benefits² 182 - 212 - 892 - 200 Assessment of computer-based lease taxes for prior years³ - 298 - - - - - Acquisition related expenses4 4,234 - 8,635 - 300 - 368 - - - - - - - - - Volume-based expenses: Royalty fees 20,103 12% 19,399 12% 19,336 12% 19,114 12% 17,830 12% 21,840 10% 16,755 11% 14,150 10% 19,266 12% 16,235 11% 14,707 10% 15,902 10% 15,043 11% 13,844 10% 14,518 10% 13,169 9% 11,639 9% 11,304 9% 12,001 9% 11,191 9% 12,346 10% 13,956 10% 10,373 9% 11,146 9% 9,710 9% 9,226 9% 11,519 10% 10,898 11% $9,286 8% $8,012 8% Order routing 343 536 - (83) - 104 - 299 - 581 - 627 0% 787 1% 874 1% 961 1% 1,120 1% 1,126 1% 1,227 1% 1,207 1% 908 1% 1,013 1% 1,027 1% 1,423 1% 1,176 1% 2,649 2% 2,440 2% 3,525 2% 2,515 2% 5,759 5% 5,665 5% 4,594 4% 7,339 7% 3,696 4% 7,148 6% 8,981 9% Core Operating Expenses (non-GAAP)¹: $53,211 33% $51,575 33% $52,657 32% $50,914 31% $49,721 32% $51,110 27% $46,698 31% $47,947 34% $48,332 29% $46,269 31% $48,504 34% $50,215 32% $43,853 31% $44,789 33% $51,366 34% $50,811 36% $51,449 40% $46,097 36% $44,983 34% $41,817 34% $45,237 38% #REF! #REF! #REF! #REF! $40,566 33% #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! Less: Continuing stock-based compensation 3,449 2% 3,554 2% 3,472 2% 3,163 2% 3,194 2% 3,185 2% 3,147 2% 2,655 2% 2,098 1% 2,109 1% 4,457 3% 4,383 3% 3,957 3% 3,918 3% 5,394 4% 3,559 2% 3,151 2% 3,082 2% 3,027 2% 2,745 2% (3,010) -3% (2,976) -2% (3,106) -3% (3,073) -3% (3,233) -3% (3,963) -4% (636) -1% Core Operating Expenses excluding continuing stock-based compensation (non-GAAP)¹: $49,762 30% $48,021 31% $49,185 30% $47,751 29% $46,527 30% $47,925 25% $43,551 29% $45,292 32% $46,234 28% $44,160 30% $44,047 31% $45,832 29% $39,896 28% $40,871 30% $45,972 30% $47,252 33% $48,298 37% $43,015 34% $41,956 32% $39,072 32% $42,227 35% #REF! #REF! #REF! #REF! $37,493 30% #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! Core Operating Expense Detail: Compensation and benefits $28,990 18% $28,132 18% $27,638 17% $26,906 17% $26,768 17% $29,583 14% $24,136 16% $25,439 18% $27,493 17% $28,698 19% $30,306 21% $30,844 20% $28,059 20% $27,951 20% $30,421 20% $27,657 19% $26,291 20% $27,166 21% $25,300 19% $25,096 21% $24,560 20% $25,945 18% $24,391 20% $25,396 20% $20,586 19% $19,715 19% $22,004 20% $23,137 23% $21,222 18% $22,046 22% Technology support services 5,521 3% 5,608 4% 5,658 3% 5,380 3% 5,182 3% 5,342 3% 4,813 3% 5,325 4% 4,915 3% 4,769 3% 4,783 3% 4,721 3% 4,286 3% 4,552 3% 4,545 3% 4,516 3% 4,707 4% 5,070 4% 4,927 4% 4,899 4% 4,263 4% 4,337 3% 4,905 4% 4,428 4% 4,960 5% 4,304 4% 5,155 5% 5,082 5% 4,497 4% 5,727 6% Profession fees and outside services 12,712 8% 12,746 8% 14,445 9% 13,263 8% 12,897 8% 12,619 7% 12,594 8% 11,950 8% 8,539 5% 8,204 6% 7,855 5% 7,378 5% 5,867 4% 7,938 6% 9,633 6% 11,035 8% 10,790 8% 9,075 7% 9,265 7% 7,170 6% 6,657 6% 6,881 5% 7,190 6% 6,579 5% 6,788 6% 6,293 6% 10,041 9% 8,123 8% 7,724 6% 8,917 9% Travel and promotional expenses 3,355 2% 2,610 2% 2,492 2% 2,515 2% 2,548 2% 1,407 1% 2,526 2% 2,501 2% 2,727 2% 1,885 1% 2,446 2% 1,987 1% 3,254 2% 1,894 1% 2,594 2% 2,064 1% 1,988 2% 2,548 2% 3,303 2% 2,167 2% 3,345 3% 2,416 2% 2,368 2% 1,685 1% 1,672 2% 2,702 3% 3,209 3% 1,986 2% 2,454 2% 2,372 2% Facilities costs 1,426 1% 1,322 1% 1,418 1% 1,528 1% 1,446 1% 874 - 1,293 1% 1,384 1% 1,445 1% 1,373 1% 1,590 1% 1,313 1% 1,245 1% 1,308 1% 1,247 1% 1,253 1% 1,269 1% 1,268 1% 1,226 1% 1,303 1% 1,426 1% 1,081 1% 1,400 1% 1,492 1% 1,662 2% 1,440 1% 1,315 1% 1,384 1% 1,459 1% 1,216 1% Other expenses 1,207 1% 1,157 1% 1,006 1% 1,322 1% 880 1% 1,285 0% 1,336 1% 1,348 1% 1,350 1% 1,340 1% 1,524 1% 1,442 1% 1,142 1% 1,146 1% 1,110 1% 1,106 1% 1,255 1% 970 1% 962 1% 988 1% 1,277 1% 1,600 1% 1,587 1% 986 1% 1,067 1% 781 1% 2,273 2% 745 1% 1,417 1% 1,041 1% Total $53,211 33% $51,575 33% $52,657 32% $50,914 31% $49,721 32% $51,110 27% $46,698 31% $47,947 34% $46,469 28% $46,269 31% $48,504 $47,685 $43,853 $44,789 $49,550 $47,631 $46,300 $46,097 $44,983 $41,623 $41,528 $42,260 $41,841 $40,566 Number of full-time employees at quarter end 553 570 569 561 564 553 532 528 520 639 661 656 650 641 636 610 605 596 618 601 596 591 588 582 581 591 593 597 597 596 ¹Please see our disclaimer regarding non-GAAP financial measures. ²Represents accelerated stock-based compensation each quarter, except second quarter of 2016, which includes $622 in additional bonus accrual resulting from legal settlement income. "³Represents assessment of computer-based lease taxes for prior period use, reported in technology support services. " 4For the fourth and third quarters of 2016, represents professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. For other quarters, represents professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial and CurveGlobal. Total may not foot due to rounding

Annual Core Operating Expenses¹ ($ in thousands) 2016 % rev 2015 % rev 2014 % rev 2013 % rev 2012 % rev 2011 % rev 2010 % rev 2009 % rev 2008 % rev Total Operating Expenses $346,906 54% $314,617 50% $303,424 49% $286,236 50% $268,241 52% $266,512 52% $269,763 62% $248,497 62% $229,473 55% Less: Depreciation and amortization 44,377 7% 46,274 7% 39,913 6% 34,488 6% 31,485 6% 34,094 7% 29,891 7% 27,512 7% 25,633 6% Acquisitions related expenses 13,536 2% Accelerated stock-based compensation 1,487 - - - 2,530 - 3,996 1% 343 - 453 - 12,968 3% - - - - Assessment of computer-based lease taxes for prior period use 296 - Severance - - - - 1,863 - - - - - 3,709 1% - - - - - - Estimated liability/expense related to SEC investigation - - - - - - 1,000 - 5,000 1% - - - - - - - - Volume-based expenses: Royalty fees 77,953 12% 70,574 11% 66,110 11% 56,576 10% 46,135 9% 47,822 9% 41,353 10% 33,079 8% 35,243 8% Order routing 900 - 2,293 - 4,080 1% 4,355 1% 6,275 1% 14,239 3% 21,294 5% 28,631 7% 15,437 4% Core Operating Expenses (non-GAAP)¹: $208,357 32% $195,476 31% $188,928 31% $185,821 32% $179,003 35% $166,195 33% $164,257 38% $159,275 40% $153,160 37% Less: Continuing stock-based compensation 13,638 2% 12,181 2% 13,047 2% 16,828 3% 12,005 2% 12,166 2% 7,833 2% - - - - Core Operating Expenses excluding continuing stock-based compensation (non-GAAP)¹: $194,719 30% $183,295 29% $175,881 28% $168,993 30% $166,998 33% $154,029 30% $156,424 36% $159,275 40% $153,160 37% Core Operating Expense Detail: Compensation and benefits $111,665 17% $105,925 17% $117,341 19% $114,087 20% $103,853 20% $100,292 20% $93,275 22% $84,481 21% $83,140 20% Technology support services 22,169 3% 20,662 3% 19,189 3% 17,898 3% 19,603 4% 17,933 4% 19,501 5% 20,475 5% 20,556 5% Professional fees and outside services 53,167 8% 50,060 8% 31,976 5% 34,473 6% 36,300 7% 27,310 5% 31,245 7% 30,726 8% 27,370 7% Travel and promotion expenses 10,971 2% 8,982 1% 9,046 1% 9,806 2% 10,006 2% 9,812 2% 9,569 2% 10,249 3% 10,483 3% Facilities costs 5,693 1% 4,998 1% 5,721 1% 5,053 1% 5,066 1% 5,400 1% 5,801 1% 5,624 1% 4,730 1% Other expenses 4,692 - 4,849 1% 5,655 1% 4,504 1% 4,175 1% 5,448 1% 4,866 1% 5,634 1% 6,881 2% Total $208,357 32% $195,476 31% $188,928 31% $185,821 32% $179,003 35% $166,195 33% $164,257 38% Number of Full Time Employees at year end 553 564 520 650 605 596 581 597 576 ¹Please see our disclaimer regarding non-GAAP financial measures. Total may not foot due to rounding.

GAAP to Non-GAAP Reconciliation For 2012 and 2013

GAAP to Non-GAAP Reconciliation
(in thousands, except per share amounts)

	1Q12	2Q12	3Q12	4Q12	FY2012	1Q13	2Q13	3Q13	4Q13	FY2013
Reconciliation of GAAP Net Income Allocated to Common Stockholder to Non-GAAP										
GAAP net income allocated to common stockholders	$ 32,863	$ 37,903	$ 45,243	$ 39,246	$ 155,254	$ 41,789	$ 45,477	$ 40,955	$ 45,649	$ 173,863
Add: Accelerated stock-based compensation	194			149	343	3,180	816			3,996
Add: Estimated liability related to SEC investigation				5,000	5,000		1,000			1,000
Add: Impairment charge						245				245
Income tax benefit/(expense) related to the items above	(80)			(63)	(139)	(1,311)	(313)			(1,611)
Add: Income tax provision adjustment			(7,654)	(5,415)	(13,054)					
Net income allocated to participating securities - effect on reconciling items	(2)		86	4	106	(29)	(22)			(46)
Adjusted net income allocated to common stockholders	**$ 32,975**	**$ 37,903**	**$ 37,675**	**$ 38,921**	**$ 147,510**	**$ 43,874**	**$ 46,958**	**$ 40,955**	**$ 45,649**	**$ 177,447**
Reconciliation of GAAP Diluted EPS to Non-GAAP										
GAAP diluted earnings per common share	$ 0.37	$ 0.44	$ 0.52	$ 0.45	$ 1.78	$ 0.48	$ 0.52	$ 0.47	$ 0.52	$ 1.99
Per share impact of items above			(0.09)		(0.09)	0.02	0.02			0.04
Non-GAAP diluted earnings per common share	**$ 0.37**	**$ 0.44**	**$ 0.43**	**$ 0.45**	**$ 1.69**	**$ 0.50**	**$ 0.54**	**$ 0.47**	**$ 0.52**	**$ 2.03**
Reconciliation of GAAP Operating Margin to Non-GAAP										
GAAP operating revenue	$ 121,392	$ 132,549	$ 128,319	$ 130,077	$ 512,338	$ 142,705	$ 150,772	$ 136,743	$ 141,830	$ 572,050
Non-GAAP adjustments noted above										
Adjusted operating revenue	**$ 121,392**	**$ 132,549**	**$ 128,319**	**$ 130,077**	**$ 512,338**	**$ 142,705**	**$ 150,772**	**$ 136,743**	**$ 141,830**	**$ 572,050**
GAAP operating income	$ 57,415	$ 66,069	$ 60,861	$ 59,752	$ 244,097	$ 69,430	$ 75,358	$ 68,427	$ 72,599	$ 285,814
Non-GAAP adjustments noted above	194			5,149	5,343	3,180	1,816			$ 4,996
Adjusted operating income	**$ 57,609**	**$ 66,069**	**$ 60,861**	**$ 64,901**	**$ 249,440**	**$ 72,610**	**$ 77,174**	**$ 68,427**	**$ 72,599**	**$ 290,810**
Adjusted operating margin	**47.5%**	**49.8%**	**47.4%**	**49.9%**	**48.7%**	**50.9%**	**51.2%**	**50.0%**	**51.2%**	**50.8%**

May not foot due to rounding and/or change in shares outstanding

CBOE HOLDINGS 40

GAAP to Non-GAAP Reconciliation For 2014 and 2015

CBOE HOLDINGS

GAAP to Non-GAAP Reconciliation
(in thousands, except per share amounts)

	1Q14	2Q14	3Q14	4Q14	FY2014	1Q15	2Q15	3Q15	4Q15	FY2015
Reconciliation of GAAP Net Income Allocated to Common Stockholder to Non-GAAP										
GAAP net income allocated to common stockholders	$ 48,528	$ 42,598	$ 48,146	$ 49,119	$ 188,392	$ 42,079	$ 44,646	$ 67,219	$ 50,180	204,125
Less: Revenue recognized from prior years									$ (1,995)	(1,995)
Add: Accelerated stock-based compensation	2,530				2,530					-
Add: Sevance expense related to outsourcing certain regulatory services				1,863	1,863					-
Add: Impairment charge				3,000	3,000	364				364
Add: Tax adjustment related to prior year				1,600	1,600			(4,286)		(4,286)
Income tax benefit/(expense) related to the items above	(1,009)			(2,005)	(2,861)	(142)			732	634
Net income allocated to participating securities - effect on reconciling items	(15)			(20)	(43)	(3)		19	6	26
Adjusted net income allocated to common stockholders	**$ 50,034**	**$ 42,598**	**$ 48,146**	**$ 53,557**	**$ 194,481**	**$ 42,299**	**$ 44,646**	**$ 62,952**	**$ 48,923**	**$ 198,868**
Reconciliation of GAAP Diluted EPS to Non-GAAP										
GAAP diluted earnings per common share	$ 0.56	$ 0.50	$ 0.57	$ 0.58	$ 2.21	$ 0.50	$ 0.54	$ 0.81	$ 0.61	$ 2.46
Per share impact of items above	0.02			0.06	0.07			(0.05)	(0.02)	(0.06)
Non-GAAP diluted earnings per common share	**$ 0.58**	**$ 0.50**	**$ 0.57**	**$ 0.64**	**$ 2.28**	**$ 0.50**	**$ 0.54**	**$ 0.76**	**$ 0.59**	**$ 2.40**
Reconciliation of GAAP Operating Margin to Non-GAAP										
GAAP operating revenue	$ 157,885	$ 143,942	$ 148,910	$ 166,487	$ 617,225	$ 142,839	$ 148,725	$ 187,035	$ 155,946	$ 634,545
Non-GAAP adjustments noted above									(1,995)	(1,995)
Adjusted operating revenue	**$ 157,885**	**$ 143,942**	**$ 148,910**	**$ 166,487**	**$ 617,225**	**$ 142,839**	**$ 148,725**	**$ 187,035**	**$ 153,951**	**$ 632,550**
GAAP operating income	$ 82,038	$ 69,716	$ 75,084	$ 86,962	$ 313,801	$ 69,553	$ 73,370	$ 101,110	$ 75,894	$ 319,928
Non-GAAP adjustments noted above	2,530			1,863	4,393				(1,995)	(1,995)
Adjusted operating income	**$ 84,568**	**$ 69,716**	**$ 75,084**	**$ 88,825**	**$ 318,194**	**$ 69,553**	**$ 73,370**	**$ 101,110**	**$ 73,899**	**$ 317,933**
Adjusted operating margin	**53.6%**	**48.4%**	**50.4%**	**53.4%**	**51.6%**	**48.7%**	**49.3%**	**54.1%**	**48.0%**	**50.3%**

Free Cash Flow Reconciliation	
Net cash flows provided by operating activities	**$ 245,278**
Capital expenditures	**(39,340)**
Free Cash Flow	**$ 205,938**

Total may not foot due to rounding and/or change in shares outstanding.

CBOE HOLDINGS 41

GAAP to Non-GAAP Reconciliation For 2016

(in thousands, except per share amounts)

Reconciliation of GAAP Net Income Allocated to Common Stockholder to Non-GAAP	1Q16	2Q16	3Q16	4Q16	FY2016
GAAP net income allocated to common stockholders*	$ 49,198	$ 50,719	$ 40,280	$ 44,748	$ 184,946
Add: Compensation and benefits (1)	200	892	212	182	1,487
Add: Acquisition related expenses reported in professional fees and outside services (2)	368	300	8,635	4,234	13,536
Add: Amortization of intangible assets reported in depreciation and amortization - Vest (3)	152	231	191	191	765
Add: Amortization of intangible assets reported in depreciation and amortization - Other	109	109	109	109	436
Add: Change in redemption value of noncontrolling interest*		299	270	532	1,100
Add: Assessment of computer-based lease taxes for prior period use, reported in technology support services	296				296
Less: Gain on settlement of contingent consideration			(1,399)		(1,399)
Add: Interest and other financing costs related to pending Bats acquisition			232	5,515	5,747
Less: Revenue recognized from legal settlement (3)		(5,500)			(5,500)
Income tax expense related to the items above (4)	(378)	1,614	(2,993)	(3,996)	(5,681)
Uncertain tax position related to research and devleopment credits (5)			1,661		1,661
Net income allocated to participating securities - effect on reconciling items	(3)	10	29	(28)	(52)
Adjusted net income allocated to common stockholders	**$ 49,942**	**$ 48,674**	**$ 47,227**	**$ 51,487**	**$ 197,342**
Reconciliation of GAAP Diluted EPS to Non-GAAP					
GAAP diluted earnings per common share	$ 0.60	$ 0.62	$ 0.50	$ 0.55	$ 2.27
Per share impact of non-GAAP adjustments noted above	0.01	(0.02)	0.08	0.08	0.15
Non-GAAP diluted earnings per common share	**$ 0.61**	**$ 0.60**	**$ 0.58**	**$ 0.63**	**$ 2.42**
Reconciliation of GAAP Operating Margin to Non-GAAP					
GAAP operating revenue	$ 162,330	$ 163,329	$ 156,207	$ 163,241	$ 645,106
Non-GAAP adjustments noted above	-	-	-	-	-
Adjusted operating revenue	**$ 162,330**	**$ 163,329**	**$ 156,207**	**$ 163,241**	**$ 645,106**
GAAP operating expenses	$ 82,849	$85,362	$90,557	$88,139	$ 346,906
Non-GAAP adjustments noted above	(1,125)	(1,532)	(9,147)	(4,716)	(16,520)
Adjusted operating expenses	**$ 81,724**	**$ 83,830**	**$ 81,410**	**$ 83,423**	**$ 330,386**
GAAP operating income	$ 79,481	$ 77,967	$ 65,650	$ 75,102	$ 298,200
Non-GAAP adjustments noted above	1,125	1,532	9,147	4,716	16,520
Adjusted operating income	**$ 80,606**	**$ 79,499**	**$ 74,797**	**$ 79,818**	**$ 314,720**
Adjusted operating margin	**49.7%**	**48.7%**	**47.9%**	**48.9%**	**48.8%**

[1]For the fourth quarter of 2016, represents $185 for accelerated stock-based compensation expenses. For the year, this amount represents $865 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income.

[2]For the fourth quarter of 2016, this amount represents professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. For the year, this amount includes professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial and CurveGlobal ,and its planned acquisition of Bats.

[3]Settlement received for attorney fees and expenses relating to a litigation matter, reported in investment and other income.

[4]GAAP to Non-GAAP reconciling items that are associated with our controlling interest in Vest Financial Group Inc. are not tax effected.

[5]For the third quarter of 2015, the company recorded a benefit from the release of an uncertain tax position related to research and development credits, which were effectively settled. For the third quarter of 2016, the company no longer considers certain positions to be effectively settled and therefore recorded a related increase in unrecognized tax benefits.

Total my not foot due to rounding and/or change in shares outstanding.

CBOE HOLDINGS 42

In addition to disclosing results determined in accordance with Generally Accepted Accounting Principles (GAAP), CBOE Holdings has disclosed certain non-GAAP measures of operating performance. These measures are not in accordance with, or a substitute for, GAAP measures, and may be different from or inconsistent with non-GAAP financial measures used by other companies. The non-GAAP measures provided in this presentation include core operating expenses, core operating expenses excluding continuing stock-based compensation, adjusted operating revenues, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders and adjusted diluted earnings per share. Management believes that the non-GAAP financial measures in this presentation provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. Core operating expenses is the company's operating expenses after excluding (i) depreciation and amortization expense, (ii) accelerated stock-based compensation expense, (iii) volume-based expenses and (iv) other unusual or one-time expenses. Specific quantifications of the amounts that would be required to reconcile the company's core operating expenses guidance are not available. The company believes that there is a degree of volatility with respect to certain of its GAAP measures, primarily related to volume-based expenses, which include royalty fees and order routing fees, the items that would be required to reconcile to GAAP operating expenses, which preclude the company from providing accurate guidance on certain forward-looking GAAP to non-GAAP reconciliations. The company believes that providing estimates of the amounts that would be required to reconcile the range of the company's core operating expenses would imply a degree of precision that would be confusing or misleading to investors for the reasons identified above. Non-GAAP Information

CBOE 400 South LaSalle Street Chicago, Illinois 60605 www.cboe.com